UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
ATMEL CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)
049513104
(CUSIP Number of Class A Common Stock Underlying Class of Securities)

Patrick Reutens, Esq.
Atmel Corporation
2325 Orchard Parkway
San Jose, CA 95131
(408) 441-0311
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Jose F. Macias, Esq.
Richard C. Blake, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
EX-99.1

     On April 27, 2009, Steven Laub, the President and Chief Executive Officer of Atmel Corporation (“Atmel”), sent an e-mail to Atmel’s employees regarding Atmel’s intention to seek stockholder approval of an amendment to Atmel’s 2005 Stock Plan to permit Atmel to undertake a one-time option exchange program as described in Atmel’s Proxy Statement for its Annual Meeting of Stockholders to be held on May 20, 2009. The e-mail does not constitute an offer to holders of eligible options to exchange such options. The text of the e-mail is attached as Exhibit 99.1 and incorporated herein by reference.
     The option exchange program has not yet commenced.  At the time the program begins, if at all, Atmel will provide eligible employees with written materials explaining the precise terms and timing of the program.  If you are eligible to participate in the option exchange program, you should read these written materials carefully when they become available because these materials will contain important information about the program.  Upon the commencement of the program, Atmel will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement.  Atmel’s stockholders and optionholders will be able to obtain these written materials and other documents filed by Atmel with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.
Item 12. Exhibits.

Exhibit No.	Description

99.1	E-mail to employees from Steven Laub, dated April 27, 2009